Exhibit 2.5

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

A. Description of Capital Stock and Class A Preferred Shares

General

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company,” “we” or “us”) is a publicly-listed corporation (sociedade por ações de capital aberto) organized under the laws of Brazil. Our registered office is located at Avenida Faria Lima, 1309, 5th floor, in the city of São Paulo, State of São Paulo, Brazil. We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under NIRE No. 35.300.326.237 and with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, under No. 20036.

Our by-laws are governed by the laws of Brazil. An English translation of our by-laws is incorporated by reference as an exhibit to our annual report on Form 20-F. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade por ações).

The following description of our capital stock and Brazilian laws and regulations is a summary and does not purport to be complete.

Capital Stock

As of June 30, 2023, our fully paid capital stock was R$1,588.0 million, divided into 102,377,008 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

Corporate Purpose

Article 3 of our bylaws defines our corporate purposes as including: (i) the development of agricultural and forestry activities and the rendering of services directly or indirectly related thereto; (ii) the purchase, sale and lease of real estate properties in agricultural and urban areas; (iii) the import and export of agricultural products, supplies and inputs; (iv) the brokering of real estate transactions of any kind; (v) the holding of equity investments in other companies and business ventures of any kind related to our corporate purpose, either in Brazil or abroad; and (vi) the management of our own or third-party assets.

Rights of Holders of Our Common Shares

Our capital stock consists exclusively of common shares. Each of our common shares entitles its holder to one vote at our shareholders’ meetings, and to receive pro rata dividends or other distributions. Holders of our common shares also have the right, subject to certain exceptions provided for in Brazilian corporate law, but not the obligation, to subscribe to our future capital increases. Our shareholders are also entitled to share ratably our remaining assets in case we are liquidated, after payment of all our liabilities.

Brazilian corporate law grants our shareholders the following rights, which cannot be circumvented by bylaws amendments or majority resolutions at shareholders’ meetings: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (iii) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law; (iv) the right to hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (v) the right to withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation.

Furthermore, pursuant to our bylaws and in accordance with CVM and Novo Mercado rules and regulations, the direct or indirect transfer of our control, either through one or a series of related transactions, is contingent upon the acquirer making a tender offer to acquire all of our shares.

As long as we are listed on the Novo Mercado, we may not issue preferred shares or participation certificates, and should we decide to delist from the Novo Mercado, we must carry out a tender offer to acquire all shares traded on stock markets.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires that the bylaws of a Brazilian corporation specify a minimum percentage of the income available for the annual distribution of dividends, known as mandatory dividend, which must be paid to shareholders as either dividends or interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to Brazilian corporate law. Under our bylaws, a minimum of 25% of our adjusted net income should be intended for the distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian corporate law. The mandatory dividend may also be paid as interest on shareholders’ equity, in which event it is deemed a deductible expense for purposes of income and social contribution taxes on revenue.

In addition, our board of directors may advise our shareholders that additional dividends may be distributed from other income or reserves legally available for distribution. Brazilian corporate law allows, however, a company to suspend such dividend distribution if its board of directors reports at our annual shareholders’ meeting that the distribution would be inadvisable given the company’s financial condition. The fiscal council, if in place at the time, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting forth the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as dividends as soon as the financial condition of the company should permit such payment.

Our board of directors may distribute interim dividends on the basis of monthly, bi-monthly, quarterly or semi-annual financial statements. Our dividend policy has to comply at all times with the mandatory dividend requirements under Brazilian corporate law.

Shareholders have a three-year period from the date of the payment to claim the dividends or interest on shareholders’ equity with respect to their common shares, as applicable, after which the aggregate amount of any unclaimed amounts legally reverts to us.

Dividends

The distribution of dividends in any given fiscal year is proposed by our executive officers (Diretoria) to the board of directors, which then submits a detailed proposal to shareholders at a shareholders’ meeting. In preparing this proposal, the board of directors will take into account our business strategy, investment plans, financial condition and the recommendations of the fiscal council. The proposal for distribution of dividends is then submitted to our annual shareholders’ meeting, in which a majority of the voting shareholders is necessary to approve it. We may distribute additional dividends if so deemed adequate by our board of directors in view of our capital structure. Our board of directors may revise or modify our dividend policy at any time.

We are required by Brazilian corporate law and our bylaws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of common shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution established another payment date, which, in any event, must occur before the end of the year in which the dividend is declared. Our bylaws do not require that dividend payments be adjusted for inflation.

 Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders’ equity to shareholders, and to treat those payments as deductible expenses for purposes of calculating corporate income tax and, since 1997, the social contribution tax, as well. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution tax on net profit, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and (ii) 50.0% of our accumulated profits and income reserves at the beginning of the relevant period. The rate applied in calculating interest on shareholders’ equity cannot exceed the pro rata daily variation of the long-term interest rate, or TJLP (Taxa de Juros de Longo Prazo).

Payments of interest on shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 15%. A tax rate of 25% applies if the shareholder receiving such interest on shareholders’ equity resides at a Tax Haven Jurisdiction, which is defined under Brazilian tax laws as a country where income tax is not levied, or levied at a maximum rate lower than 17%, or where the local legislation does not allow access to information related to shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents.

Amounts paid as interest on shareholders’ equity, net of withheld income tax, can be taken into consideration for purposes of distribution of the mandatory dividend. If a distribution of interest on shareholders’ equity in any given fiscal year is not recorded as part of the mandatory dividend distribution, we will not withhold the applicable income tax, which will have to be paid by our shareholders.

Pursuant to Law No. 9,249, of December 26, 1995, as amended, interest on shareholders’ equity paid or payable to our shareholders should be computed in our results for the year under financial expenses. For purposes of the presentation of financial statements, however, these amounts revert to the statement of income charged to accumulated earnings as profit distribution.

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders have the power to take any action and approve any resolutions related to our activities at shareholders’ meetings, provided that such meetings have been convened pursuant to the terms and procedures described in Brazilian corporate law and in our bylaws. It is the exclusive prerogative of the annual shareholders’ meeting (assembleia geral ordinária) to review management’s account of corporate activities; approve our financial statements; and determine the allocation of our net income and the payment of dividends with respect to the previous fiscal year. Members of our board of directors and fiscal council are also usually appointed at the annual shareholders’ meeting, although such appointments may also take place at special shareholders’ meetings.

Our shareholders may also convene special shareholders’ meetings, which may be held concurrently with the annual shareholders’ meeting or at any time of the year.

The following actions, among others, may be taken exclusively at shareholders’ meetings: (i) approval of amendments to the bylaws; (ii) approval of management accounts and financial statements; (iii) appointment and dismissal of members of our board of directors and fiscal council; (iv) the establishment of the aggregate compensation of the board of directors, executive officers and fiscal council and statutory audit committee; (v) approval of the company’s dissolution, motion for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, redistribution of assets and liabilities, or consolidation with any other company, and any share mergers; (vi) approval of pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approval of stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approval of management’s proposals regarding allocation of net income and distribution of dividends; (ix) approval of capital increase over the limit authorized in our bylaws; (x) appointment of liquidators and members of the fiscal council during liquidation proceedings; (xi) approval of the cancellation of our registration as a publicly-held company at CVM; (xii) approval of our delisting from the Novo Mercado listing segment; (xiii) approval of engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company at CVM or our delisting from the Novo Mercado listing segment; and (xiv) the passing of resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

Shareholders’ meetings are not allowed to circumvent certain specific shareholder rights enumerated in Brazilian corporate law.

Change of Control

According to the Novo Mercado listing rules, the sale of control over an issuer, in one transaction or in a series of successive transactions should contemplate an obligation by the acquirer of control to conduct a tender offer for the acquisition of all other outstanding common shares on the same terms and conditions offered for disposition of control so as to assure equal treatment among all of our shareholders. For such purposes, any selling controlling shareholders and the acquirer shall inform the CVM and the B3 of the price and other conditions of such sale.

A tender offer is also required:

●	when there is a significant assignment of share subscription rights or rights in other securities convertible into an issuer’s common shares, which results in the transfer of its control;

●	in case of an indirect transfer of an issuer’s control, through a transfer of control over any controlling shareholders; and

●	in case a shareholder acquires the issuer’s control pursuant to a private transaction for purchase of its common shares. In this event, the acquiring shareholder must conduct a tender offer for the acquisition of all the issuer’s outstanding common shares on the same terms and conditions offered disposition of control and must also reimburse the counterparties from whom it has acquired its common shares on the stock exchange in the six-month period preceding the transaction that resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the seller of control and the adjusted price paid in transactions carried out on the stock exchange during this six-month period.

The buyer, if applicable, should take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

The controlling shareholders may not transfer the common shares to the purchaser of our control, and the issuer may not register the transfer of such common shares, if the buyer fails to execute the controlling shareholders’ consent agreement (Termo de Anuência dos Controladores). Moreover, the issuer will not register any shareholders’ agreement that regulates the exercise of control rights until the signatories thereto execute the controlling shareholders’ consent agreement.

Diffused Control

Control of us is deemed diffused if exercised by (i) a shareholder holding less than 50% of our capital stock; (ii) shareholders jointly holding more than 50% of our capital stock, provided that each shareholder holds less than 50% of our capital stock, and (a) their respective ownership of our common shares is not subject to voting rights agreement, (b) they are not under common control and (c) do not represent a common interest; and (iii) shareholders holding less than 50% of our capital stock who have executed a shareholders’ agreement in respect of their ownership of our common shares.

Public Tender Offers

Our by-laws provide that if any of the above-mentioned cases occur simultaneously, a single public tender offer will be conducted provided that the procedures of all types of public tender offers are compatible, the target shareholders are not adversely affected and the CVM authorizes it.

In addition, our by-laws permit that we or the shareholders responsible for the public tender offer assure its execution through any shareholder, third party and, if applicable, ourselves. Nevertheless, we or the responsible shareholder, as the case may be, are still responsible for the public tender offer until its completion.

Voting Rights

Under Brazilian corporate law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings.

Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as the number of board seats, and each shareholder has the option to cast his or her votes for one or more candidates. However, pursuant to CVM Resolution No. 70/2022, the threshold to trigger multiple voting rights in publicly held corporations may be reduced in proportion to the amount of capital stock, ranging from 5% to 10%. Shareholders representing 5% of our voting capital may request the adoption of cumulative voting rights.

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate. Notwithstanding the foregoing, at a meeting held on November 4, 2006, the CVM Board has decided to maintain the interpretation of section 141, fifth paragraph, of Brazilian Federal Law No. 6,404/76 expressed at the meeting held on November 8, 2005 (CVM Case RJ2005/5664), which, in those cases whereupon the Company has only issued shares with voting rights, the majority of holders holding at least 10% of the total voting shares will have the right to elect and remove a member and his alternate from the Board of Directors, by a separate vote at the general meeting, excluding the controlling shareholder.

If cumulative voting is requested, each shareholder may vote for one or more board members. Each common share will entitle its holder to one vote in the relevant shareholders’ meeting and each shareholder may cast votes for members as they wish.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council and statutory audit committee that will function during the liquidation period.

In the event of our liquidation, the assets available for distribution to our shareholders would be distributed to our shareholders in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our all of our shareholders for their legal capital, each of our shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution.

Redemption

According to Brazilian corporate law, we may redeem our shares pursuant to a resolution adopted at an extraordinary shareholders’ meeting by shareholders representing at least 50% of our capital stock. The redemption may be paid with our retained earnings, revenue reserves or capital reserves.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warranties issued by us. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warrants up to the limit of our authorized share capital, if the distribution of those securities is conducted in a stock exchange, or through a public offering, an exchange offer for shares or tender offer the purpose of which is to acquire control of another company.

Withdrawal Rights

According to Brazilian corporate law, shareholders are entitled to withdrawal rights if they dissent from the approval of the following actions at any shareholders’ meeting: (i) the redistribution of assets and liabilities (pursuant to the conditions described below); (ii) reduction in our mandatory dividends; (iii) change of our corporate form or purpose; (iv) our merger into, or consolidation with, another company (as described below); and (v) our participation in a corporate group, as defined in Brazilian corporate law, except in the event our shares are widely held and liquid, as described below; or (vi) our acquisition of the control of any company, if the acquisition price exceeds the limits established by Brazilian corporate law, except in the event our shares are widely held and liquid, as described below.

The redistribution of assets and liabilities will only trigger withdrawal rights if it results in one of the following: (i) a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our corporate purpose; (ii) a reduction of the minimum mandatory dividend to be paid to shareholders; or (iii) our participation in a corporate group (as defined in Brazilian corporate law).

In cases where we: (i) merge into, or consolidate with, another company; (ii) become part of a corporate group (as defined in Brazilian corporate law); (iii) acquire all shares of a company in order to make such company our wholly-owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a wholly-owned subsidiary of such company, pursuant to Article 252 of Brazilian corporate law; or (iv) acquire control of any company at an acquisition price that exceeds the limits established under Article 256, paragraph 2 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares are (a) part of the Bovespa Index or another stock exchange index, as defined by the CVM; and (b) widely held, such that any controlling shareholders and their affiliates jointly hold less than 50% of the type or series of shares being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the aforementioned period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial situation.

Article 45 of Brazilian corporate law describes the amounts to be paid to shareholders who exercise their withdrawal rights. As a general rule, the withdrawing shareholder will receive the value of the shares, based on the most recent audited balance sheet approved by our shareholders, or, if lower, the economic value of the shares, based on an evaluation report prepared in accordance with Brazilian corporate law. If the resolution giving rise to withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, dissenting shareholders may request that the shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the share value according to the most recent balance sheet approved by our shareholders, and the balance within 120 days following the date of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

Protection against Shareholder Concentration

Our by-laws contain a provision intended to avoid concentration of our shares in the hands of a small group of investors. This provision requires that any shareholder who becomes an owner of our common shares, or certain other rights, in an amount greater than or equal to 20% of our total capital stock (excluding any involuntary ownership interest additions arising from the cancellation of treasury shares or capital decrease resulting from the cancellation of shares), within 60 days from the date of acquisition, is required to publicly tender for all of our capital stock. Cresud, including the entities controlled by it or under its common control and their legal successors (but excluding any acquirer of shares from Cresud and its successors) are not covered under this obligation, which applies only to investors who acquired our shares after our listing in the Novo Mercado segment of B3 as of April 2006.

The percentage of 20% is not applicable to a person who becomes the holder of our shares in a number greater than 20% of the total shares as a result of (i) legal succession, provided that the shareholder sells the exceeding shares no later than 60 days as from the material event; (ii) merger of another company into our company; (iii) merger of shares of another company into our company; or (iv) subscription of shares, conducted in a primary offering, approved at the shareholders meeting, called by our board of directors, which proposal for capital increase has determined the share price based on the economic value calculated according to an economic and financial appraisal report conducted by a specialized company with renowned experience in publicly held companies.

Shareholders that acquire 20% of our common shares are obligated under this provision to: (i) make a tender offer to acquire the entirety our outstanding issued shares; (ii) ensure that the tender offer is conducted in an auction held at the B3 (iii) offer to pay a price per share as described below, and (iv) offer to pay cash in exchange for the shares, in reais.

The tender offer price per share issued, provided that CVM regulations do not require the adoption of calculation criteria that would lead to a greater acquisition price, in which case, such CVM criteria would prevail, shall not be less than the higher amount among: (i) the market value of our share established in an expert valuation report prepared and approved by shareholders in accordance with our bylaws; (ii) 150% of the share price established in the most recent capital increase made through public offering within the 24-month period preceding the date on which the tender offer becomes mandatory, adjusted by the broad consumer price index, or IPCA (Índice de Preços ao Consumidor Amplo ) pro rata until actual payment; or (iii) 150% of the average listing price of our shares during the 90-day period preceding the tender offer on the stock exchange where they are mostly traded.

Launch of such a tender offer does not preclude other shareholders, or even us, from launching a competing tender offer in accordance with the applicable regulations.

In the event the acquiring shareholder fails to perform the obligations set forth in our bylaws, our board of directors shall call a special shareholders’ meeting to approve the suspension of the shareholder rights of such defaulting shareholder, without prejudice to losses and damages that may be claimed from it.

Any proposed amendment to limit our shareholders’ right to conduct a tender offer or to exclude it will impose on the shareholder(s) voting in favor of said amendment or exclusion at such shareholders’ meeting, the obligation of conducting such tender offer. Each shareholder shall have the right to one vote in any special shareholders’ meeting called to decide on amendments or elimination of such provisions of our bylaws.

Suspension of Rights of Acquiring Shareholders for Violation of Our bylaws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer in the event of a change of our control or the acquisition of shares representing 15% or more of our common shares, the rights of such acquiring shareholder will be suspended pursuant to a resolution passed at our shareholders’ meeting, which must be convened in the event of such noncompliance. The acquiring shareholder will not be entitled to vote at such meeting.

Disclosure of Trading of our Shares by an Issuer, any Controlling Shareholders, Directors, Officers or Members of the Fiscal Council and Statutory Audit Committee

An issuer’s directors and officers and members of its fiscal council and statutory audit committee, as well as members of any other technical or advisory committee, are required to disclose to its investor relations officer, who will disclose to the CVM and B3, the number and type of securities issued by the issuer, its publicly-held subsidiaries or controlled companies, including derivatives (in case of any controlling shareholders) held by them or by persons related to them, as well as any alteration in their respective interests within 10 days as from the end of the month in which trading takes place.

In addition, the Novo Mercado listing rules require any controlling shareholders to provide the same information in relation to securities issued by the issuer, including derivatives, and to disclose their plans for future trading. Information on trading of an issuer’s securities should include:

●	name and identification of the acquirer;

●	number, price, kind or class, in the event of traded shares, or characteristic, in the event of other securities; and

●	form of acquisition (private transaction, trading on stock exchange, etc.).

Pursuant to CVM Resolution No. 44/2021, if an issuer’s controlling shareholders or any person or company, whether individually or together with a group of persons or entities sharing similar interests, should directly or indirectly increase their interest in an issuer’s capital stock by at least 5% percent, such persons or entities must disclose to us the following information:

●	the name and identification of the person providing the information;

●	the number, price, kind or class, in the event of acquired shares, or characteristics, in the event of other securities;

●	form of acquisition (private transaction, trading on stock exchange, etc.);

●	the reasons and purpose of the transaction; and

●	information regarding any agreement regulating the exercise of voting rights or the purchase and sale of our securities.

Regulation of Foreign Investments

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the B3 only in accordance with the requirements of Resolution No. 4,373 of the Brazilian National Monetary Council. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions.

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and the CVM.

Investments in our common shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (ii) a non-Brazilian holder who is registered with the CVM under Resolution No. 4,373, or (iii) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares. The registered capital per common share purchased in the form of an American Depositary Share, or ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the B3 on the day of withdrawal, or (2) if no common shares were traded on that day, the average price on the B3 in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on the relevant dates.

B. Description of American Depositary Shares

The following description of our ADSs is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the amended and restated deposit agreement, or the Deposit Agreement, dated December 3, 2013, among the Company and, The Bank of New York Mellon, as depositary, and the holders from time to time of ADSs issued thereunder. A form of the amended and restated Deposit Agreement is filed as an exhibit to our annual report.

General

The Bank of New York Mellon, as depositary, or the Depositary, is responsible for registering and delivering ADSs. Each ADS represents one common share (or a right to receive one common share), which is deposited with the principal office of Itaú Unibanco S.A., as custodian for the depositary, located at Rua Santa Virgínia, 299, Prédio B, in the city of São Paulo, State of São Paulo, Brazil 03084-010. Each ADS may also represent any other securities, cash or other property, which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be held is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

An ADS holder is not treated as one of our shareholders and does not have shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the common shares underlying the ADSs. A registered holder of ADSs has only ADS holder rights. A deposit agreement among us, the depositary and the ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. An ADS holders will receive these distributions in proportion to the number of common shares the ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under Brazilian law will be deducted by us or our agent. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Receive Additional Shares

If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it deems to be legal, fair and practical. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

You may surrender your ADS to the depositary for the purpose of exchanging your ADS for uncertificated ADSs. The depositary will cancel that ADS and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an American Depositary Receipt, or ADR, evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not learn about the meeting with enough advance notice to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Brazil and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

If we timely asked the depositary to solicit your voting instructions but it does not receive instructions by the established cutoff date, the depositary will consider you to have instructed it to give us a proxy to vote the amount of shares represented by your ADSs unless we have notified the depositary that:

●	we do not wish to receive a proxy;

●	substantial opposition to the question exists; or

●	the question materially and adversely affects the rights of holders of shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

ADS holders are responsible for any taxes or other governmental charges payable on our ADSs or on the deposited securities represented by any of our ADSs. The depositary may refuse to register any transfer of our ADSs or allow the withdrawal of the deposited securities represented by our ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by ADSs to pay any taxes owed and ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of our shares

•  Reclassify, split up or consolidate any of the deposited securities

•  Distribute securities on the shares that are not distributed to you

•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment. The depositary may also terminate the deposit agreement on 15 days’ notice if it is facing potential liability because we have failed to comply with an information request from Brazilian regulators.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; and

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.